Exhibit 10.15

Approved this date: February 15, 2024

Effective from: February 15, 2024 (Supersedes all previous editions)

subject to change

Testing Standards for Prenatal Vitamins

The FORUM has established initial testing protocols in line with the stringent requirements of California Proposition 65, the standards set by the United States Pharmacopeia, as well as the regulatory frameworks of the European Union and the U.S. Food and Drug Administration. These standards also follow the FIGO list of heavy metals and toxins and the standard of de minimis levels of the hazardous metals and the listed testing detection levels of each metal contained in the October 2023 Paris document.

Only laboratories with ISO 17025 certification and a minimum of three years’ accreditation in testing are to conduct these evaluations. Furthermore, Purity Laboratories has been designated by the FORUM, through a formal agreement, as the exclusive testing body for P2i products and can certify new ISO 17025 that can meet certification requirements.

Standards for Each Lot (depending on the size of the lot one or more samples will need to be tested based on FDA guidelines):

1.	Chemical and Pesticide Testing: The testing regimen is designed to identify approximately 120 distinct chemicals and pesticides. The sensitivity of the tests is calibrated to detect minuscule concentrations, specifically in parts per billion (ppb). This rigorous screening is focused on isolating harmful substances, often referred to as ‘bad actors’, from the products. Additionally, there’s a specialized panel for analyzing 24 different metals. The FORUM is charting a course to expand this panel to encompass around 190 toxic substances or more, with incremental additions each year as advised by a FIGO representative and an independent committee of the FORUM. Advanced mass spectrometry techniques, including Liquid Chromatography Tandem Mass Spectrometry (LC-MS/MS), Gas Chromatography Mass Spectrometry (GC-MS), and Inductively Coupled Plasma Mass Spectrometry (ICP-MS), will be utilized for this testing. THE DETECTION LEVELS must meet the FIGO standards in the October 2023 FIGO published statement.

2.	Label Claims Verification: For the representation of folate or folic acid on product labels, the testing will align with general FDA’s guidelines, permitting a margin of accuracy. Other prenatal formula ingredients must also exhibit a reasonable degree of accuracy and adhere to current Good Manufacturing Practice (cGMP) standards. In general, the major and critical ingredients such as folic acid or folate should exceed 90% of label claim and have sufficient overaged to accommodate normal deterioration.

3.	Microbial Testing: Each product batch will undergo a comprehensive microbial panel test. Any detection of microbes that exceed laboratory standards will result in a failing grade for the batch. The micro tests for final products will include checks for Aerobic Plate Count, Yeasts, Molds, Total Coliforms/Escherichia coli (TC/EC), Pseudomonas, Staphylococcus, Bile Tolerant Gram-negative bacteria, E. coli, Salmonella, and Listeria.

4.	Allergen Detection: The materials will be scrutinized for the presence of seven common allergens. Detection of any of these allergens more than a de minimis level will be grounds for failure. The allergens currently identified for testing include:

●	Egg

●	Gluten

●	Peanut

●	Shellfish

●	Tree Nuts (including coconut, hazelnut, and almonds)

●	Fish

●	Wheat

●	Milk

5.	Ingredient Safety Review: It is imperative that all ingredients (vitamins and minerals listed on product labels are confirmed to be safe beyond reasonable doubt. This includes verifying that the stated amounts are safe for consumption. The ingredient review process is distinct from laboratory testing—it serves as a certification of the company’s formula to ensure compliance with safety standards.

6.	24 metals Test

The analysis of heavy metals constitutes a crucial aspect of the prenatal vitamin testing procedure, and it poses a substantial risk of potential toxicity. To safeguard the well-being of the developing fetus, we will conduct an assessment of 24 selected heavy metals. Among these 24 metals, 7 fall within the category of hazardous materials as defined by Proposition 65 guidelines, while additional heavy metals are of concern to various government and private testing agencies.

We will follow the FIGO list of heavy metals and the standard listed testing detection levels of each metal contained in the October 2023 Paris document. In addition, certification must be at de minimis[1] levels of every hazardous metals listed.

It is important to acknowledge that achieving low measurements of heavy metals in parts per billion (ppb) can be challenging, especially when prenatal formulas contain minerals such as calcium and magnesium. Nevertheless, maintaining these levels at a minimum and within safe thresholds is essential to ensure the safety of the unborn child.

●     Beryllium

●     Aluminium

●     Vanadium

●     Chromium

●     Manganese

●     Cobalt

●     Nickel

●     Copper

●     Nickel

●     Copper

●     Zinc

●     Arsenic

●     Selenium

●     Molybdenum

●     Palladium

●     Silver

●     Cadmium

●     Tin

●     Antimony

●     Barium

●     Tungsten

●     Platinum

●     Thallium

●     Lead

●     Uranium

●     Mercury

Our standards will entail a thorough comparison of the actual test results for a batch of products against the benchmarks set by California Proposition 65, the United States Pharmacopeia Standard, the European Union, and FDA regulations for daily exposures, with a focus on ppb measurements converted to allowable daily levels established by the regulatory agencies. Our goal is to consistently maintain levels significantly below the safety thresholds established by all relevant standards and for all actionable heavy metals. (Actionable heavy metals are those that are specifically measured in accordance with California Proposition 65, the European Union, and FDA guidelines.)

[1]	According to the ASTM E-1527-13 Standard, a de minimis condition is a condition that doesn’t pose a threat to the environment or human health, and would not be subject to enforcement action if brought to the attention of a regulatory agency

For certification purposes, the seven hazardous metals identified in California Proposition 65 must maintain an average concentration that does not exceed 25% of the designated “safe level,” with individual metal concentrations not surpassing 50% of said threshold. The other 17 metals will follow similar guidelines using the lowest safe level as a guild line. Some metals will not have a “safe” level for daily allowance as part of their regulatory oversight and in these cases will use the ppb that are used for equivalent daily volume for water limitations.

Prenatal batches exceeding these limits necessitate an evaluative review by the FORUM to provide a written exception. For example is an individual metal is 1% over the de minimis level and the rest of the level are reasonably low then an exception may be granted in writing with a caution. Analytical quantification of all 24 metals is mandated to adhere to the detection thresholds stipulated in the FIGO document of October 2023, ensuring compliance with the rigorous safety criteria of California Proposition 65, United States Pharmacopeia standards, European Union regulations, and U.S. Food and Drug Administration guidelines. Among these, the permissible levels under California Proposition 65 are notably the most stringent. The “safe” level under Proposition 65 is determined under the regulatory guildlines of the State of California reduced by reducing that “safe level” by a factor of 1,000 to establish a de minimis threshold. The FORUM’s certification standards are set below the Proposition 65 levels, reflecting a precautionary approach, and accommodating potential adjustments based on emerging scientific evidence. In the context of prenatal and children’s dietary supplements, speciation analysis indicates that approximately 50% of arsenic is in the form of non-toxic organic compounds. However, considering that only inorganic arsenic is recognized as hazardous in regulatory standards, the assessment will default to either 50% of the total arsenic content or the actual speciation levels, whichever is higher, as the metric for evaluation.2

Achieving cGMP Certification. Every manufacturing facility employed by the vendor to produce certified products is required to possess a valid and up-to-date cGMP certification that is in good standing. These facilities may also be subjected to additional Standard Operating Procedures (SOPs) to ensure adherence to “clean manufacturing” standards.

FORUM has the added certification of a manufacturing facility that can make products for other companies.

Future Changes – The FORUM’s Board of Directors’ Executive Committee is expected to periodically review these standards. Moreover, FORUM will constitute a committee, with a member from FIGO, to evaluate and suggest any further inclusions of chemicals and toxins.

[2]	Mesay M. Wolle, G.M. Mizanur Rahman, H.M. ’Skip’ Kingston, Matt Pamuku, Speciation analysis of arsenic in prenatal and children’s dietary supplements using microwave-enhanced extraction and ion chromatography–inductively coupled plasma mass spectrometry,

Analytica Chimica Acta,Volume 818,2014,Pages 23-31,ISSN 0003-2670, https://doi.org/10.1016/j.aca.2014.01.060. (https://www.sciencedirect.com/science/article/pii/S0003267014001901)

1.	Acephate	31.	Diflubenzuron	61.	Kresoxim-Methyl	91.	Propiconazole
2.	Acetamiprid	32.	Dimethoate	62.	Linuron	92.	Propoxur
3.	Aldicarb	33.	Dimethomorph	63.	Lufenuron	93.	Proquinazid
4.	Amidosulfuron	34.	Dimoxystrobin	64.	Malathion	94.	Pymetrozine
5.	Azinphos-ethyl	35.	Diniconazole	65.	Mandipropamid	95.	Pyraclostrobin
6.	Azoxystrobin	36.	Dinotefuran	66.	Mepanipyrim	96.	Pyridaben
7.	Bifenazate	37.	Ethion	67.	Metaflumizone	97.	Pyrimethanil
8.	Bifenthrin	38.	Ethirimol	68.	Metalaxyl	98.	Rimsulfuron
9.	Bitertanol	39.	Ethofumasate	69.	Metamitron	99.	Rotenone
10.	Boscalid	40.	Ethoprophos	70.	Methamidophos	100.	Spinosad
11.	Buprofezin	41.	Ethoxyquin	71.	Methiocarb	101.	Spirodiclofen
12.	Butocarboxim	42.	Etofenprox	72.	Methomyl	102.	Spiromesifen
13.	Carbaryl	43.	Fenazaquin	73.	Methoxyfenozine	103.	Spirotetramat
14.	Carbendazim	44.	Fenhexamid	74.	Metrafenone	104.	Spiroxamine I
15.	Carbofuran	45.	Fenobucarb	75.	Mevinphos I	105.	Spiroxamine II
16.	Carbosulfan	46.	Fenoxycarb	76.	Monocrotophos	106.	Tebufenozide
17.	Chlorantraniliprole	47.	Fenpyroximate	77.	Myclobutanil	107.	Tebufenpyrad
18.	Chloridazon	48.	Fipronil	78.	Novaluron	108.	Tebuthiuron
19.	Chlorpyrifos	49.	Flonicamid	79.	Omethoate	109.	Teflubenzuron
20.	Chlorsulfuron	50.	Fludioxonil	80.	Oxamyl	110.	Tetraconazole
21.	Clofentezine	51.	Fluopicolide	81.	Paclobutrazol	111.	Thiabendazole
22.	Clomazone	52.	Fluoxastrobin	82.	Phenmedipham	112.	Thiacloprid
23.	Coumaphos	53.	Flutriafol	83.	Phosalone	113.	Thiamethoxam
24.	Cymoxanil	54.	Fuberidazole	84.	Phosmet	114.	Thifensulfuron-methyl
25.	Cyprodinil	55.	Hexaconazole	85.	Phosphamidon	115.	Tralkoxydim
26.	DEET	56.	Hexythiazox	86.	Pirimicarb	116.	Trichlorfon
27.	Desmedipham	57.	Imazalil	87.	Pirimiphos-methyl	117.	Tricyclazole
28.	Diazinon	58.	Imidacloprid	88.	Propamocarb	118.	Trifloxystrobin
29.	Dichlorvos	59.	Indoxacarb	89.	Propargite	119.	Triticonazole
30.	Difenoconazole	60.	Ipconazole	90.	Prophos (Ethoprophos)	120.	Zoxamide

The Following are the two Trademarks authorized to use on the Certified Products.

This is the approved logo for P2i™ to be used in the United States

This is the Certification from Purity Laboratories (the round seal in the center of the image) as it may be applied on a nutraceutical label.

The new version will include the word “Laboratory” under Purity to avoid consumer confusion with just the use of the word Purity. This logo can be assigned to other laboratories that qualify for certification